April 1, 2025

Columbia Credit Income Opportunities Fund

290 Congress Street

Boston, Massachusetts 02210

Dear Trustees:

We understand that Columbia Credit Income Opportunities Fund (the “Company”) proposes to issue and sell shares (the “Shares”) pursuant to a registration statement on Form N-2 filed with the Securities and Exchange Commission (the “SEC”). The Company currently consists of 1 Fund, Columbia Credit Income Opportunities Fund, that is expected to be effective on April 16, 2025.

In order to provide the Company with a minimum $100,000 net worth as required by Section 14 of the Investment Company Act of 1940, as amended, we hereby offer to purchase at least $100,000 of Shares of Columbia Credit Income Opportunities Fund.

We represent and warrant to the Fund that the Shares are being acquired by us for investment purposes and not with a view to their resale or further distribution and that we have no present intention to redeem the Shares.

Please confirm that the foregoing correctly sets forth our agreement with the Company.

Sincerely,

Columbia Management Investment Advisers, LLC

By:	/s/ Michael G. Clarke

Michael G. Clarke

Senior Vice President and North America Head of Operations & Investor Services

Confirmed, as of the date first above mentioned.

Columbia Credit Income Opportunities Fund

By:	/s/ Daniel J. Beckman

Daniel J. Beckman

President